Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of First Horizon National Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of of First Horizon National Corporation of our report dated June 26, 2019, with respect to the statements of net assets available for benefits of the First Horizon National Corporation Savings Plan as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related supplemental schedule as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the First Horizon National Corporation Savings Plan.

/s/ Mayer Hoffman McCann P.C.

Memphis, Tennessee
May 6, 2020